UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM U-9C-3


QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended June 30, 2000


Dominion Resources, Inc.
(Name of registered holding company)


120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices





Table of Contents

												Page
												____

Item 1.  Organization Chart							  2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions					  3

Item 3.  Associate Transactions						  4

Item 4.  Summary of Aggregate Investment				  6

Item 5.  Other Investments							  7

Item 6.  Financial Statements and Exhibits				  7

ITEM 1 - ORGANIZATION CHART


    Name of       Energy or    Date of    State of    %of voting   Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities     of
    Company        Company      ation       ation        Held     Business
   _________     ___________   ________   _________   __________  ________


Dominion Energy,
Inc.("DEI")(a)

Dominion Energy   Energy 	 2/22/00(b)   Virginia     100%       (c)
Direct Sales,     Related
Inc.("DEDS")



(a) DEI is a wholly-owned subsidiary of Dominion Resources, Inc. ("DRI"), which became a registered holding company subsequent to the merger of Consolidated Natural Gas Company ("CNG") into a wholly-owned subsidiary of DRI on January 28, 2000.


(b) DEDS began active business in June of 2000.


(c) DEDS was formed to engage in the business of providing energy services, including retail sales of electricity and gas to commercial and industrial users, engineering, consulting and construction activities and other energy related services.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company		     Company
Contributing	     Receiving		         Type and Amount of
Capital		     Capital 			    Capital Infusion
____________        _________               __________________


DEI                 DEDS                    $1,000 in return for
                                            100 shares of no par
                                            common stock

   (d)



(d) DEDS also receives intercompany advances from DEI. During the quarter DEDS received $282,820 in such advances and has made no repayments of advances.

ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of    Direct    Indirect   Cost     Total
Rendering   Receiving   Services    Costs     Costs      or       Amount
Service     Service(e)  Rendered    Charged   Charged    Capital  Billed
_________   _________   ________    _______   ________   _______  ______


DEDS        Evantage    Project     $119,590  $227,388         0  $346,978
            Division    Management,
            of Virginia Engineering,
            Power       Marketing

DEDS        Virginia    Project       57,129         0         0    57,129
            Power       Management
            Energy
            Marketing,
            Inc.



(e) All services are being provided at cost and are being billed through Dominion Resources Service Company, Inc. As per Rules 80 and 81, energy purchases are not reported hereunder.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________


None (f)




(f) DEDS receives services from Dominion Resources Services, Inc. which are billed through DEDS' immediate parent, DEI. Such services are billed pursuant to DEI's standard at-cost service agreement with Dominion Resources Services, Inc. and Consolidated Natural Gas Service Company, Inc. Information with respect to transactions under such agreements is not provided in this report, but will be provided by Form U-13-60.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

	Total consolidated capitalization
	  of DRI as of June 30, 2000              $16,639,793          Line 1

	Total capitalization multiplied by 15%
	   (Line 1 multiplied by 0.15)              2,495,969          Line 2

	Greater of $50 million or line 2            2,495,969          Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                      284          Line 4

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                        2,495,685


Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:           None(g)
	   (categorized by major line of
	    gas-related business)



(g) CNG, which is registered as a holding company solely by reason of ownership of voting securities of gas utility companies, has a gas-related company which is covered by a Form U-9C-3 filed by CNG.

ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

	Balance sheet as of June 30, 2000 and income statements for the three and six months ending June 30, 2000 of DEDS.
	(Filed under confidential treatment pursuant to Rule 104(b))


	The certificate as to filing with interested state commissions will be attached hereto as Exhibit B beginning with the next quarterly filing.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

								DOMINION RESOURCES, INC.


								By: N. F. Chandler
								    Its Attorney

August 29, 2000